SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In October 2004 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. directors. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	3	0.000000002	0.000000001
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	3	0.000000002	0.000000001

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In October 2004 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. Senior Managers. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	(X) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	15,551	0.00001	0.00002
Shares	Registered Preferred	95,952	0.0004	0.00003
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	5,444	0.000002	0.000001
Shares	Registered Preferred	160,301	0.00004	0.00002

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In October 2004 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. Auditors. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	(X) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	19,349	0.00001	0.000005
Shares	Registered Preferred	6,044	0.000003	0.000002
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	37,266	0.00001	0.000005
Shares	Registered Preferred	11,640	0.000003	0.000002

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In October 2004 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Audit Committee	(X) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	1	0.000000001	0.0000000003
Shares	Registered Preferred Type	30,000,000	0.01	0.01
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)

Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	1	0.0000000004	0.0000000001
Shares	Registered Preferred Type	30,000,000	0.01	0.004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 10, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer